CUSIP No.  456925 10 6                   13D                  Page 1 of 4 Pages


                                  SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



                              Pawnbroker.com, Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                   704059 203
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                                 (CUSIP Number)

                    85 Keystone, Suite A, Reno, Nevada 89503
                                 (775) 332-5048
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 13, 2001
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          (Date of Event which Required Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box. |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  704059 203                    13D                   Page 2 of 4 Pages

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     1       NAME OF REPORTING PERSONS,
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             William Galine
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a) |_|
                                                                     (b) |_|
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS

             PF
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     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               |_|

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                        7    SOLE VOTING POWER
      NUMBER OF              1,318,260*
                      ----------------------------------------------------------
       SHARES           8    SHARED VOTING POWER
     BENEFICIALLY            0
                      ----------------------------------------------------------
      OWNED BY          9    SOLE DISPOSITIVE POWER
        EACH                 1,318,260*
                      ----------------------------------------------------------
      REPORTING        10    SHARED DISPOSITIVE POWER
     PERSON WITH             0
                      ----------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,318,260*

          * Includes 1,305,760 shares of common stock owned directly by the Reporting Person and 12,500 shares of common stock acquirable upon the exercise of stock options within 60 days of this report.
--------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.154%
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    14       TYPE OF REPORTING PERSON

             IN
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

CUSIP No.  704059 203                    13D                   Page 3 of 4 Pages


Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.0001 par value of:

Pawnbroker.com, Inc., a Delaware corporation
85 Keystone, Suite A
Reno, Nevada 89503
(775) 332-5048


Item 2.  Identity and Background.

William Galine
(a) Name:                               William Galine
(b) Principal Business Address:         85 Keystone, Suite A, Reno, Nevada 89503
(c) Principal Business Occupation:      Vice-President of Pawnbroker.com, Inc.
                                        85 Keystone, Suite A, Reno, Nevada 89503
(d) Criminal Convictions:               None
(e) Securities Civil Proceedings:       None
(f) Citizenship                         United States


Item 3.  Source and Amount of Funds or Other Consideration.

On December 13, 2001, BWI Avionics, Ltd. ("BWI") entered into a stock purchase agreement with William Galine (the "Reporting Person") and Joseph Schlader to purchase 2,000,000 shares of common stock of the Issuer ("Common Shares") held by BWI (the "Stock Purchase Agreement"). Under the terms of the Stock Purchase Agreement, the Reporting Person and Joseph Schlader acquired the 2,000,000 Common Shares (1,000,000 Common Shares each) in consideration of $3,000 in cash. The Reporting Person paid the consideration for the Common Shares purchased from his personal funds.


Item 4.  Purpose of Transaction.

BWI is an investment company that acquired the 2,000,000 Common Shares pursuant to the conversion of promissory note in the principal amount of $2,000,000. BWI entered into the Stock Purchase Agreement to liquidate all of its holdings in Pawnbroker.com, Inc. from its portfolio. The Reporting Person and Joseph Schlader are directors, founders and executive officers of Pawnbroker.com, Inc. and purchased the Common Stock from BWI to maintain management control of the corporation.


Item 5.  Interest in Securities of the Issuer.

The Reporting Person presently beneficially owns 1,318,260 Common Shares of the issuer, representing 26.154% of the issued and outstanding Common Shares, including 1,305,760 shares of common stock owned directly by the Reporting Person and 12,500 shares of common stock acquirable by the Reporting Person upon the exercise of stock options within 60 days of this report. The Reporting Person has sole voting and dispositive power over such Common Shares.

CUSIP No.  704059 203                    13D                   Page 4 of 4 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person holds options, exercisable to acquire 12,500 Common Shares within 60 days of this report, granted under the stock option plan of Pawnbroker.com, Inc.


Item 7.   Material to be Filed as Exhibits.

The Stock Purchase Agreement between BWI and the Reporting Person and Joseph Schlader referred to in Item 1 is filed as an Exhibit.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  December 20, 2001
                                  ------------------------------


                                  William Galine


                                  /s/ William Galine
                                  ------------------------------




            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)